BIOANALYTICAL SYSTEMS, INC.

AMENDMENT NO. 6

TO

SECOND AMENDED AND RESTATED BYLAWS

1.           Section 2.8 of the Second Amended and Restated Bylaws of Bioanalytical Systems, Inc. (the "Bylaws") is amended by deleting the section in its entirety and replacing it with the following:

Section 2.8.  Quorum; Approval.  At any meeting of shareholders, a majority of the votes entitled to be cast on a matter by a voting group at the meeting constitutes a quorum of that voting group.  If a quorum of a voting group is present when a vote is taken, action on a matter (other than removal of a director which shall require the affirmative vote of a majority of the outstanding shares) is approved by that voting group if the votes cast in favor of the action exceed the votes cast in opposition to the action, unless a greater number is required by law, the Articles of Incorporation, or these Bylaws.  If more than one voting group is entitled to vote on a matter, approval by each voting group is required for the matter to be approved by the shareholders as a whole.

2.           Section 3.2 of the Bylaws is amended by deleting the section in its entirety and replacing it with the following:

Section 3.2. Number and Qualifications. The total number of directors of the Corporation shall be that specified or fixed in a resolution of the Board of Directors, but in no event shall the Corporation have fewer than one director.  A director who has been removed pursuant to Section 3.3 ceases to serve immediately upon removal; otherwise, a director whose term has expired continues to serve until a successor is elected and qualifies or until there is a decrease in the number of directors. A person need not be a shareholder or an Indiana resident to qualify to be a director.

3.           The following new section is added to the Bylaws:

SECTION 3.2.2. Classes of Directors and Terms. The directors shall be divided into three classes as nearly equal in number as possible. The directors shall be initially divided into a class alphabetically by last name. The terms of directors in the first group expire at the first annual shareholders' meeting after September 24, 2009, the terms of the second group expire at the second annual shareholders' meeting after September 24, 2009, and the terms of the third group, if any, expire at the third annual shareholders' meeting after September 24, 2009. At each annual shareholders' meeting held thereafter, directors shall be elected for a term of three (3) years to succeed those whose terms expire.  All directors elected for a term shall continue in office until the election and qualification of their respective successors, their death, their resignation, their removal in accordance with Section 3.3, or if there has been a reduction in the number of directors and no successor is to be elected, until the end of the term. The classes and terms of the directors shall be governed by Indiana Code §23-1-33-6.

4.           Section 3.13 is deleted from the Bylaws in its entirety.

Effective Date:  September 24, 2009